Exhibit 99.1

Neptune Signs Multi-Year Extraction Agreement for 230,000 kg Including Turnkey Solutions with The Green Organic Dutchman

  The TGOD contract represents the largest cannabis extraction deal publicly announced to date in Canada
  Neptune to create one-stop-shop for extraction, formulation and packaging

LAVAL, QC, June 12, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), has entered into a definitive long-term agreement to provide extraction, formulation and packaging services to The Green Organic Dutchman Holdings Ltd. ("TGOD") (TSX: TGOD) (US: TGODF). Neptune will extract and purify cannabinoids and terpenes from cannabis and hemp biomass received from TGOD. These extracts will be transformed into premium certified organic finished products.

Under the terms of the contract, TGOD has committed to supply more than 230,000 kilograms of cannabis and hemp biomass to Neptune spanning a three-year period. Volumes are expected to be back-end loaded with the first year accounting for approximately 20% of the total volumes of the contract.

Turnkey Solutions for New Product Forms

As part of this contract, most of the active ingredients extracted at Neptune's Sherbrooke facility will be transformed into value added delivery forms onsite. Neptune will manufacture, package and provide formulation assistance, as required, in multiple product verticals to be sold under TGOD's brands. Neptune will also formulate and package for TGOD capsules using its Licaps® technology licensed from Lonza. Health Canada is expected to authorize the sale of new product forms, including vape pens and infused food and beverages in fall 2019.

"We are excited to work with TGOD, an innovation driven company focused on value added and differentiated products," said Jim Hamilton, CEO of Neptune. "The ambitions of each company are well aligned and we look forward to collaborating with TGOD, supporting their growth with new product forms."

"TGOD's commitment to organic and sustainability is inspiring; Neptune is proud to become a part of their success story. We are delighted that TGOD has placed its trust in our people and our technology with the largest deal the industry to date," commented Michel Timperio, President of the Neptune's Cannabis Division.

"With this agreement, Neptune becomes a key partner for TGOD; we have been impressed with their commitment to innovation and excellence in every aspect of their business. Their unique capabilities in terms of extraction, formulation and packaging were decisive factors in our selection process," commented Brian Athaide, CEO of TGOD. "Today's announcement is significant not only because it enables us to start manufacturing certified organic consumer wellness products at scale, but also because of the large and sustained economic impact it will have in Quebec where TGOD is building the world's largest organic cannabis production facility."

TGOD will work closely with Neptune's team to assist them in obtaining their organic certification. To facilitate the certification process, Neptune will allocate a dedicated space to house and operate TGOD's proprietary and/or licenced technologies. In addition, Neptune is in the process of achieving the EU-GMP certification, allowing TGOD to export products to other jurisdictions as laws and regulations permit.

The first shipment of biomass from TGOD is expected to be received by Neptune in September 2019.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune's wholly owned subsidiary, 9354-7537 Quebec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbooke, Quebec. Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about Neptune's ability to successfully, produce, or generate any revenue from the sale of any marijuana-based and hemp-based products under the terms of the agreement; the timing of Neptune's or its partners' anticipated results, including in connection with the likelihood and timing of obtaining all necessary regulatory approvals in connection with Neptune's expansion at its licensed facility located in Sherbrooke; and the ability or failure of Neptune or its partners to comply with governmental regulations.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:http://www.prnewswire.com/news-releases/neptune-signs-multi-year-extraction-agreement-for-230-000-kg-including-turnkey-solutions-with-the-green-organic-dutchman-300866040.html

SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2019/12/c0305.html

%CIK: 0001401395

For further information: Investor Information: Canada, Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; United States, Carolyn Capaccio / Jody Burfening, LHA, 1.212.838.3777, ccapaccio@lhai.com / jburfening@lhai.com; Media Request: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:30e 12-JUN-19